UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

CHEMOCENTRYX, INC.
(Name of Issuer)
Common Stock, $0.001 Par Value
(Title of Class of Securities)
16383L 10 6
(CUSIP Number)
Victoria A. Whyte GlaxoSmithKline plc 980 Great West Road Brentford, Middlesex TW8 9GS England Telephone: +44 (0)208 047 5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 13, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS GlaxoSmithKline plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,343,492
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 7,343,492
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,343,492 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.8% of the shares of Common Stock (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Footnotes:

(1)      Shares of Common Stock are held of record by Glaxo Group Limited, which is an indirect wholly-owned subsidiary of Reporting Person, issued as of February 13, 2012.

(2)      Based on 35,254,914 shares of Common Stock as of February 13, 2012.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of ChemoCentryx, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 850 Maude Avenue Mountain View, CA 94043.

Item 2. Identity and Background

This Statement is being filed on behalf of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales. GlaxoSmithKline plc and its subsidiaries constitute a major global healthcare group engaged in the creation, discovery, development, manufacture and marketing of pharmaceutical and consumer healthcare products with its principal offices located at 980 Great West Road, Brentford, Middlesex TW8 9GS England. Set forth in Schedule 1 to this Statement are the name, business address and present principal occupation or employment and citizenship of each executive officer and director of GlaxoSmithKline plc. The Common Stock which is the subject of this Statement is held of record by Glaxo Group Limited (“GSK”), an indirect wholly-owned subsidiary of GlaxoSmithKline plc.

During the last five years prior to the date hereof, neither GlaxoSmithKline plc nor, to the best knowledge of GlaxoSmithKline plc, any of the other persons with respect to whom information is given in response to this Item 2 has been convicted in a criminal proceeding or been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

GSK acquired from the Issuer 700,000 shares of Common Stock on February 8, 2012 in a private placement.  The total consideration paid by GSK for these shares was $7,000,000.00, and such consideration was obtained from the working capital of GSK.  GSK also acquired 6,643,492 shares of Common Stock on February 13, 2012 upon the conversion of 6,493,506 shares of Series D Preferred Stock and 6,793,478 shares of Series E Preferred Stock (together, the “Preferred Stock”) into 3,246,753 and 3,396,739 shares of Common Stock, respectively, at the closing of the Issuer’s initial public offering (the “IPO”), conducted pursuant to the registration statement on Form S-1 originally filed by the Issuer with the Securities and Exchange Commission on October 14, 2011, as amended (the “Registration Statement”).  The conversion ratio was one share of Common Stock for every two shares of Preferred Stock, rounded down to the next whole number, for no additional consideration.

Item 4. Purpose of Transaction

A.           GSK Investments in the Issuer

Prior to the most recent acquisition described in Item 3 above, the total holdings of GSK of securities in the Issuer consisted of 700,000 shares of Common Stock, 6,493,506 shares of Series D Preferred Stock and 6,793,478 shares of Series E Preferred Stock.  The 700,000 shares of Common Stock were purchased in a private placement pursuant to a pre-existing arrangement with the Issuer that was reflected in the Common Stock Purchase Agreement described below.  Pursuant to the automatic conversion of Preferred Shares in connection with the IPO, as described in Item 3 above, the holdings of GSK totaled 7,343,492 shares of Common Stock as of February 13, 2012. These shares of Common Stock are not registered under the Securities Act of 1933 (the “Securities Act”).

B.           Investors’ Rights Agreement

On September 8, 2011, GSK, the Issuer and certain other investors entered into the Amended and Restated Investors Rights Agreement (the “Investors’ Rights Agreement”), a copy of which is attached as Exhibit 1 hereto. The registration rights granted to GSK and its affiliates pursuant to the Investors’ Rights Agreement include the following:

•
Demand Rights.  Beginning upon the expiration of the Lock Up Agreement described below, subject to specified limitations, the holders of at least a majority of the Issuer’s (1) Series A Preferred Stock, (2) Series B Preferred Stock, (3) Series C Preferred Stock, or (4) Series D Preferred Stock and Series E Preferred Stock (the “Registrable Securities”), may require that the Issuer register all or a portion of these securities for sale under the Securities Act, as long as at least 30% of the Registrable Securities are sought to be registered, or a lesser percentage if the anticipated aggregate offering price of the Registrable Securities, net of underwriting discounts and commissions, exceeds $10,000,000.  The Issuer may be required to effect one such registration with respect to the Series D Preferred Stock and Series E Preferred Stock.  Stockholders with these registration rights who are not part of an initial registration demand are entitled to notice and are entitled to include their shares of common stock in the registration. Under certain circumstances, the underwriters, if any, may limit the number of shares included in any such registration.

•
Incidental Rights.    If at any time after the expiration of the Lock Up Agreement, the Issuer proposes to register any of its securities under the Securities Act, for sale to the public, either for its own account or for the account of other security holders, or both, subject to certain exceptions, the holders of the Registrable Securities are entitled to notice of such registration and are entitled to include their common stock in the registration. Under certain circumstances, the underwriters, if any, may limit the number of shares included in any such registration.

•
Form S-3 Rights.    In addition, the holders of the Registrable Securities have the right to cause the Issuer to register all or a portion of these shares on a Form S-3, provided that the Issuer is eligible to use this form. The Issuer will not be required to effect such a registration unless the aggregate offering price of the shares to be registered, net of underwriting discounts and commissions, is expected to exceed $2,000,000, and will only be required to effect one such registration in any twelve-month period. Stockholders with these registration rights who are not part of an initial registration demand are entitled to notice and are entitled to include their shares of common stock in the registration.

GSK is subject to provisions in the Lock Up Agreement, which are outlined further in Section D of this Item 4.

C.           Series D Preferred Stock Subscription Agreement

On August 22, 2006, GSK and certain other investors each entered into a Series D Preferred Stock Subscription Agreement with the Issuer, which was subsequently amended on November 8, 2007 (as amended, the “Series D Stock Purchase Agreement”), a copy of which is attached as Exhibit 2 hereto, pursuant to which GSK acquired 6,493,506 shares of Series D Preferred Stock. All of the shares of Series D Preferred Stock acquired pursuant to the Series D Purchase Agreement have been converted to Common Stock pursuant to the transactions described in Item 3 above.  Under the terms of the Series D Stock Purchase Agreement, GSK may not, without the prior written consent of the Issuer, dispose of such Common Stock (or the Common Stock acquired pursuant to the Common Stock Purchase Agreement described below) during the two-year period from and after the closing of the IPO other than pursuant to a registration statement under the Securities Act or pursuant to Rule 144 under the Securities Act.

D.           Series E Preferred Stock Subscription Agreement

On August 26, 2008, GSK entered into a Series E Preferred Stock Subscription Agreement with the Issuer (the “Series E Stock Purchase Agreement”), a copy of which is attached as Exhibit 3 hereto, pursuant to which GSK acquired 6,793,478 shares of Series E Preferred Stock. All of the shares of Series E Preferred Stock acquired pursuant to the Series E Purchase Agreement have been converted to Common Stock pursuant to the transactions described in Item 3 above.  Under the terms of the Series E Stock Purchase Agreement, GSK may not, without the prior written consent of the Issuer, dispose of such Common Stock during the two-year period from and after the closing of the IPO other than pursuant to a registration statement under the Securities Act or pursuant to Rule 144 under the Securities Act.

E.           Common Stock Purchase Agreement

On February 8, 2012, GSK entered into a Stock Agreement with the Issuer (the “Common Stock Purchase Agreement”), a copy of which is attached as Exhibit 4 hereto, pursuant to which GSK acquired 700,000 shares of Common Stock.

F.           Lock Up Agreement

GSK and certain other investors each entered into a lock up agreement (the “Lock Up Agreement”), a copy of which is attached as Exhibit 5 hereto, with J.P. Morgan Securities LLC and Citigroup Global Markets Inc. (both in their capacity as representatives of the underwriters for the IPO) (the “Underwriter Representatives”).

Pursuant to that Lock Up Agreement, GSK has agreed that for a period of 180 days following the date of the final prospectus relating to the IPO, it will not offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock or such other securities, or make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock, subject to specified exceptions, which include but are not limited to shares obtained via open market transactions, including any registered Common Stock. The underwriters may, in their sole discretion, at any time without prior notice, subject to certain conditions, release all or any portion of the shares from the restrictions in the Lock Up Agreement.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period, the Issuer issues an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event, unless such extension is waived, in writing, by the Underwriter Representatives on behalf of the underwriters.

G.           General

Other than as described above, GSK has no plans that would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)
any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	GlaxoSmithKline plc beneficially owns 7,343,492 shares of Common Stock, which represents 20.8% of the 35,254,914 shares of Common Stock outstanding.

(b)
Subject to the limitations described in Item 4 above, GlaxoSmithKline plc has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of all 7,343,492 shares of Common Stock described in Item 5(a).

(c)
With the exception of the transaction described in the Form 3 filed by GlaxoSmithKline plc with the SEC on February 9, 2012 and the Form 4 filed by GlaxoSmithKline plc with the SEC on February 15, 2012, and except as described herein, no transactions in shares of Common Stock were effected during the past 60 days by GlaxoSmithKline plc.

(d)
No person, other than GlaxoSmithKline plc, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by GlaxoSmithKline plc.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as disclosed in Item 4 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between GlaxoSmithKline plc or GSK and any other person with respect to the shares of Common Stock.

Item 7. Material to be Filed as Exhibits

Descriptions of documents set forth on this Schedule are qualified in their entirety by reference to the exhibits listed in this Item 7.

Exhibit	Name

1	Amended and Restated Investors Rights Agreement by and among the Issuer and the parties listed therein dated as of September 8, 2011, a copy of which is incorporated by reference from Exhibit 4.2 to the registration statement on Form S-1 originally filed by the Issuer on October 14, 2011, as amended.

2	Series D Preferred Stock Subscription Agreement among the Issuer and the parties listed therein dated as of August 22, 2006, as amended on November 8, 2007, incorporated by reference to Exhibit 10.19 to the Registration Statement.

3	Series E Preferred Stock Subscription Agreement between the Issuer and GSK dated December 24, 2008, incorporated by reference to Exhibit 10.20 to the Registration Statement.

4	Common Stock Purchase Agreement between the Issuer and GSK dated February 8, 2012.

5	Lock Up Agreement by and among GSK, J.P. Morgan Securities LLC and Citigroup Global Markets Inc. dated October 14, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GLAXOSMITHKLINE PLC

/s/ Victoria Whyte
By: Victoria A. Whyte
Title: Company Secretary

SCHEDULE 1

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors

Sir Andrew Witty	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Executive Officer	British

Simon Dingemans	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Financial Officer	British

Dr. Moncef Slaoui	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director Chairman Research & Development	Moroccan & Belgian

Sir Christopher Gent	980 Great West Road Brentford Middlesex, England TW8 9GS	Chairman and Company Director	British

Professor Sir Roy Anderson	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

Dr. Stephanie Burns	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

Stacey Cartwright	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

Lawrence Culp	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

Sir Crispin Davis	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

Name	Business Address	Principal Occupation or Employment	Citizenship

Judy Lewent	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

James Murdoch	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

Dr. Daniel Podolsky	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

Tom de Swaan	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Dutch

Sir Robert Wilson	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

Corporate Executive Team

Sir Andrew Witty	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Executive Officer	British

Simon Dingemans	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Financial Officer	British

Simon Bicknell	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Governance, Ethics and Assurance	British

John Clarke	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Consumer Healthcare	New Zealand

Name	Business Address	Principal Occupation or Employment	Citizenship

Deirdre Connolly	One Franklin Plaza Philadelphia, PA 19102	President, Pharmaceuticals, North America	US

Marc Dunoyer	980 Great West Road Brentford Middlesex, England TW8 9GS	Global Head – Rare Diseases Unit	French

Edward Gray	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Pharmaceuticals Europe	British

Abbas Hussain	150 Beach Road 22-00 Gateway West 189720 Singapore	President, Emerging Markets & Asia Pacific	British

William Louv	Five Moore Drive PO Box 13398 Research Triangle Park North Carolina 27709	Senior Vice President, Core Business Services & Chief Information Officer	US

David Pulman	Five Moore Drive PO Box 13398 Research Triangle Park North Carolina 27709	President, Global Manufacturing & Supply	British

David Redfern	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Strategy Officer	British

Dr. Moncef Slaoui	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director Chairman Research & Development	Moroccan & Belgian

Jean Stéphenne	Avenue Pascal 2/6 B-100 Wavre Belgium	Chairman and President, Biologicals	Belgian

Claire Thomas	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Human Resources	British

Phil Thomson	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Global Communications	British

Name	Business Address	Principal Occupation or Employment	Citizenship

Daniel Troy	One Franklin Plaza Philadelphia, PA 19102	Senior Vice President & General Counsel	US

Patrick Vallance	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Pharmaceuticals, R&D	British

Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Consumer Healthcare Worldwide	British